Exhibit (a)(6)

Vsource® Announces Exchange Offer Expiration is Extended

to 5:00 P.M., Pacific Standard Time, November 19, 2004

LA JOLLA, Calif. – November 12, 2004 – Vsource, Inc. (OTCBB: VSCE), today announced that it has extended the expiration date for its exchange offer under which holders of its Series 1-A, Series 2-A and Series 4-A preferred stock have the opportunity to exchange their preferred stock for the shares of a new wholly-owned subsidiary that owns Vsource’s 61.2% interest in its operating subsidiary, Vsource Asia Berhad. The exchange offer, which was original scheduled to expire at 12:00 Midnight, Pacific Standard Time, on Tuesday, November 16, 2004, has been extended to 5:00 P.M., Pacific Standard Time, on Friday, November 19, 2004, unless further extended. All terms and conditions of the exchange offer as described in the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission continue to apply to the exchange offer as extended.

Holders of over 90% of Vsource’s outstanding Series 4-A Preferred Stock, and 10.5% of the outstanding Series 1-A Preferred Stock, have already agreed to participate in the exchange offer, subject to satisfaction of certain conditions. As of the close of business on November 11, 2004, 42.6% of Vsource’s outstanding Series 1-A Preferred Stock, 95.3% of the outstanding Series 2-A Preferred Stock and 14.0% of the outstanding Series 4-A Preferred Stock have been tendered and not withdrawn in the exchange offer.

The extension of the exchange offer provides preferred stockholders, including those preferred stock holders who have agreed to participate, with additional time to tender their preferred stock and participate in the exchange offer.

Questions and requests for assistance with respect to the exchange offer shall be directed to Jim Higham at (858) 551-2917.

This press release is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy, nor shall it constitute an offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, nor is it a solicitation of any proxy or consent for any purpose. The exchange offer is only being made pursuant to the exchange offer and consent solicitation circular (including the related letter of transmittal and other offer documents), which has previously been mailed to all of the holders of preferred stock. In addition, Vsource filed the exchange offer circular and the related Information Statement as part of its Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. These documents are available for no charge at the Securities and Exchange Commission’s website at www.sec.gov. The Schedule TO (including the exchange offer circular, Information Statement, the letter of transmittal and other offer documents) contain important information that should be read carefully before any decision is made with respect to the exchange offer. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Vsource is a registered trademark of Vsource, Inc.